ARKSON NEUTRACEUTICALS, CORP.

January 12, 2009

Staff comment letter on Form 10-K for the Fiscal Year Ended June 30, 2009 follow up comments

Brian V. McAllister
Via Fax - (202) 772-9206

Dear Brian V. McAllister,

1.	Form 8-K Item 4.02

As a development stage company, with no activities, management believes the relevant net loss number that investors consider in evaluating the company is the accumulated losses set forth under the caption “October 2, 1998 (inception) through June 30, 2009.”  Therefore, the addition of expenses aggregating $5,000 for the two years ended June 30, 2008 and 2009, disclosed in the amended Form 10-K, is only an increase change of 3.6% over the aggregate, cumulative $136,486 reported in the pre-amended Form 10K for the year ended June 30, 2009.  We acknowledge that the change per year is large relative to the other financial data for the same year, for the company, but on a cumulative period basis, it is not a material change.

We note that the company has been reporting losses for a number of years, so the addition of $2,500 of loss for a company that does not have active operations does not reflect a material change in its operations.  Rather it is a continuation of the trend in its reporting of accumulating losses.  Investors would not have any reason to expect that there was anything other than continuing and increasing losses given that there are no operations generating income at this time or in those periods.   Moreover, the actual loss per year is not a significant sum, in and of itself, being only $2,500 per year.  On a per share basis the increase loss is approximately $.0038, which would not change the reported loss per share on a full cent basis.

We also note that there have not been any recorded public trading in the common stock of the company since June 4, 2009.

Management with the concurrence of the board of directors considered whether or not the change was a material change that was required to be separately disclosed under Item 4.02 of Form 8-K.  Management and the board of directors concluded that there was no need to file an 8-K report disclosing the change. The basis for the foregoing decision was the above discussion, principally relying on the fact that that the company has disclosed losses in the past, the losses are continuing, the actual loss amount was not a large sum in and of itself, and the cumulative amount is the principal data used by someone evaluating a non-operational, loss making company which was not materially increased as a result of the accounting change.

2.	Report of Independent Registered Public Accounting Firm, Page F-2

We confirm that the cumulative data is also audited. Our auditors have revised their audit report accordingly.

3.	Report of Independent Registered Public Accounting Firm, Page F-2

The liability for accrued fees was paid by the previous controlling shareholder of the company. We have updated our financial statements to reflect a reduction in the accrual in 2009 for the 2008 fees. The following note is added to our financial statements “During the fiscal year ended, expense of $ 2,500 a controlling shareholder paid has been treated as additional paid-in capital.”

The independent account satisfies rule 52, Unpaid Fees, of ET Section 191 issued by the Public Company Accounting Oversight Board.

27 CHICORA AVE
TORONTO, ON
M5R 1T7

-2-	January 26, 2010

4.	Index to Financial Statements, page F-1

We have labeled each financial statement accordingly.

5.	Item 9A. Controls and Procedures, page 10 b) Evaluation of Disclosure Controls and Procedures, page 10

As stated in #1 we do not believe the change to be a material error in the financial statements. As such we believe our original conclusion regarding the effectiveness of disclosure controls and procedures was accurate.

6.	Managements Annual Report on Internal Control over Financial Reporting, page 10

We have revised management’s annual report on internal control over financial reporting to include that the internal controls are effective as at June 30, 2009.

7.	Form 10-Q for the Fiscal Quarter Ended September 30, 2009

The financial statements for the quarter ended September 30, 2009 have been amended to included the corrections from the Form 10-K/A and labeled accordingly.

8.	Form 10-Q for the Fiscal Quarter Ended September 30, 2009

We note your comments in 5 above. We feel that the level of assurance and disclosure controls are adequate and effective as of September 30, 2009. As there was a change of management after the fiscal year end 2008, and new management prepared the filings as of September, 30, 2009, we feel that the disclosure controls and procedures are accurate.

Please note the company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do note foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

David Roff